BioHarvest Announces Sales of Flagship Product VINIA Now Exceed

$50 Million USD

Vancouver, British Columbia and Rehovot, Israel – February 18, 2025 - BioHarvest Sciences Inc., (Nasdaq: BHST) (FSE: 8MV0) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology process, today announced that its Red Grape Cell composition – known commercially as VINIA® – has now exceeded $50 Million USD in cumulative sales with the vast majority of sales occurring since launching in the US less than 4 years ago.

VINIA®, a red grape cell-based supplement, is produced by BioHarvest’s proprietary Botanical Synthesis platform technology. VINIA® was launched in the United States as a direct-to-consumer product in May 2021, and as of February 16th, 2025, has also achieved a major milestone of over 50,000 active U.S. users on recurring subscription packages.

BioHarvest has conducted a number of clinical trials on VINIA® to support its heart-health claims, which includes a clinical trial that demonstrated VINIA’s ability to significantly increase dilation of arteries and improve overall blood flow. In the USA, VINIA® has received approximately 8,000 customer reviews with a verified rating of 4.8/5*. The growing active subscription base and positive customer reviews are a testimonial of the efficacy of the product and its growth potential both in the U.S. and globally.

As a reflection of the Company’s confidence in the trajectory of the business, BioHarvest plans to support future growth by expanding its production capacity by 4x with the building of a new 100 ton per year production facility, expected to be operational in late 2026.

“We spent 15 years and over $100M to develop the Botanical Synthesis Process Technology, said BioHarvest CEO Ilan Sobel. “The VINIA red grape cell molecule was the first composition developed on our platform and is now a powerful validation that our Botanical Synthesis technology can create highly efficacious, patentable, plant-based molecules at scale.

“In addition to the compounds within our Products division pipeline, our growing CDMO Services division now has multiple compounds being developed under contract with Pharmaceutical and Nutrition industry partners. I am confident that we have the plan and the team in place to achieve our vision of developing life-changing compounds from plants that improve the health and wellness of millions of people, whilst preserving the planet for generations to come,” concluded Sobel.

About Botanical Synthesis

Botanical synthesis is a non-GMO technology that replicates and improves nature’s process at scale - it delivers new patentable compounds by growing plant cells which can mirror and magnify the phyto-nutrients contained in specific targeted plants, delivering all the benefits of the plant without having to grow the plant itself.

About VINIA®

VINIA® is the first commercial nutraceutical product derived from the Botanical Synthesis platform and is clinically proven to improve blood flow, which enhances physical energy and mental alertness. VINIA® contains multiple polyphenols, including Piceid Resveratrol, which is 25x more soluble in water than regular resveratrol. VINIA® significantly dilates arteries by increasing Nitric Oxide levels in the blood (which act as a vasodilator) and by reducing the Endothelin-1 levels in the blood (which act as a vasoconstrictor). VINIA® currently has over 8,000 verified online reviews and an average 4.8/5* consumer rating. To learn more, please visit www.vinia.com.

*BioHarvest encourages all customers to leave honest and uncensored feedback. Customers receive a 30-day supply when they submit a review, whether positive or negative.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. “Forward-looking statements” describe future expectations, plans, results, or strategies and are generally preceded by words such as “may,” “future,” “plan” or “planned,” “will” or “should,” “expected,” “anticipates,” “draft,” “eventually” or “projected.” In particular, there is no assurance the company will expand its capacity 4 times or complete construction of a 100-ton facility by late 2026 or at all. Achieving this objective is subject to inherent risks and delays including without limitation, construction delays, delays in delivery of components, labor disruptions and financing risks and uncertainties. There is no assurance that the company will be successful in developing new compounds that will improve the health of large numbers of people. Development of such products is subject to risks that they may not adapt to the company's process, to withdrawal of partner support, and any such products developed will be subject to market acceptance risks.

Readers are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and any other risks identified in other filings made by the Company with the Securities and Exchange Commission.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us